                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO 13d-1(b)AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 1)(1)

                                HARTE-HANKS, INC.
      -------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    416196103
                           ---------------------------
                                 (CUSIP Number)

---------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 4 pages

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CUSIP NO. 416196103                   13G

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DAVID L. SINAK
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
          NOT APPLICABLE                                                (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES CITIZEN
--------------------------------------------------------------------------------
                           5     SOLE VOTING POWER

       NUMBER OF                 0
                           -----------------------------------------------------
        SHARES
                           6     SHARED VOTING POWER
     BENEFICIALLY
                                 4,699,906
                           -----------------------------------------------------
       OWNED BY
                           7     SOLE DISPOSITIVE POWER
         EACH
                                 0
                           -----------------------------------------------------
       REPORTING
                           8     SHARED DISPOSITIVE POWER
        PERSON
                                 4,699,906
         WITH
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,699,906
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           NOT APPLICABLE                                                   [  ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.2%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*
           IN
--------------------------------------------------------------------------------


         *SEE INSTRUCTION BEFORE FILLING OUT!


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ITEM 1.

         (a)      Name of Issuer

                  HARTE-HANKS, INC.

         (b)      Address of Issuer's Principal Executive Offices

                  200 CONCORD PLAZA DRIVE, SUITE 800
                  SAN ANTONIO, TEXAS 78216

ITEM 2.

         (a)      Name of Person Filing

                  DAVID L. SINAK

         (b)      Address of Principal Business Office or, if none, Residence

                  HUGHES & LUCE, L.L.P.
                  1717 MAIN STREET
                  SUITE 2800
                  DALLAS, TEXAS 75201

         (c)      Citizenship

                  UNITED STATES CITIZEN

         (d)      Title of Class of Securities

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE

         (e)      CUSIP Number:  416196103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable

ITEM 4.  OWNERSHIP

         (a)      Amount Beneficially Owned: 4,699,906

         (b)      Percent of Class:          8.2%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:          0

                  (ii)     shared power to vote or to direct the
                           vote:                                      4,699,906


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                  (iii)    sole power to dispose or to direct the
                           disposition of:                                    0

                  (iv)     shared power to dispose or to direct the
                           disposition of:                            4,699,906

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The reporting person is co-trustee of fourteen trusts owning an aggregate of 4,699,906 shares. Each of the co-trustees have the power to direct the receipt of dividends from or the proceeds from the sale of such shares pursuant to the relevant trust agreement.

         The beneficiary of each trust has the right to receive dividends from or the proceeds from the sale of securities held in the trust in accordance with the relevant trust agreement.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10.   CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        By:  /s/ DAVID L. SINAK
                                           -------------------------------------
                                           David L. Sinak

                                           Date:  February 14, 2001


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